                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM T-3

                FOR APPLICATION FOR QUALIFICATION OF INDENTURES
                     UNDER THE TRUST INDENTURE ACT OF 1939

                       CHIQUITA BRANDS INTERNATIONAL, INC.
                               (Name of applicant)

                              250 East Fifth Street
                             Cincinnati, Ohio 45202
                    (Address of principal executive offices)

           Securities to be Issued Under the Indenture to be Qualified

             Title of Class                               Amount
             --------------                               ------
    Senior debt securities as authorized      An unlimited aggregate principal
           from time to time                  amount of senior debt securities
                                              may be issued under the indenture

(__% Senior Notes due 2009 will be issued     (up to $300,000,000 aggregate
        initially (the "Notes"))              principal amount of the Notes
                                                      may be issued)

Approximate date of proposed public offering: Upon the effective date under the applicant's Plan of Reorganization, presently anticipated to be on or about March 15, 2002.

Name and address of agent for service:

                                   Chiquita Brands International, Inc.
                                   250 East Fifth Street
                                   Cincinnati, Ohio 45202
                                   Attn: Robert W. Olson, Senior Vice President, General Counsel and Secretary

                                   with copies to:
                                   --------------

                                   Kirkland & Ellis
                                   200 E. Randolph Drive
                                   Chicago, Illinois 60601
                                   Attn: Michael H. Kerr, P.C.

     The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20/th/ day after the filing of a further amendment which specifically states that it shall supercede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), may determine upon the written request of the applicant.

                                     GENERAL

1.   General information.

(a) The applicant, Chiquita Brands International, Inc. (the "Applicant" or the "Company"), is a corporation.

(b)  The Applicant is organized under the laws of the state of New Jersey.

2.   Securities Act exemption applicable.

     On November 28, 2001 (the "Petition Date"), the Applicant filed a petition for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of Ohio, Western Division (the "Bankruptcy Case"). The Applicant proposes to issue, as part of the Plan of Reorganization of the Applicant (as the same may be further modified, the "Plan"), $250 million of the Notes. The Notes will be issued as a series of senior debt securities under an indenture to be entered into between the Applicant and the Trustee to be named therein (the "Trustee"), a form of which is attached as Exhibit T3C-1
(as supplemented and amended from time to time, the "Indenture").
The terms of the Notes will be set forth in a Certificate of Terms to be approved by or pursuant to delegated authority of the Applicant's Board of Directors, a form of which is attached as Exhibit T3C-2. The Notes will be general unsecured obligations of the Applicant and will rank equally with the Applicant's current or future senior unsecured indebtedness.

     The Notes will mature on March 15, 2009 and will bear interest at the Senior Note Interest Rate. The "Senior Note Interest Rate" will be fixed on the effective date of the Plan (the "Effective Date") at a rate equal to the sum of:
(i) the yield for actively traded U.S. Treasury securities having a maturity closest to seven years as of the day prior to the Effective Date, (ii) the Bear Stearns BB Index Spread (as defined below) and (iii) 100 basis points (i.e., 1.0%). The "Bear Stearns BB Index Spread" is the spread over comparable maturity U.S. Treasury securities of BB rated high yield debt securities as measured in the Bear Stearns Relative Value Analysis (Global High Yield Research) as of the most recent report prior to the Effective Date. However, to the extent that the Bear Stearns BB Index Spread has increased or decreased by more than 100 basis points (i.e., 1.0%) from the immediately prior weekly report, the spread used in clause (b) above will be the average of the Bear Stearns BB Index Spread for the four-week period prior to the Effective Date. By way of example only, the Notes would bear interest at 10.4% if they had been issued on January 11, 2002.

     Pursuant to the Plan, on or as soon as practicable after the Effective Date, the Notes will be issued to the holders of allowed Old Senior Note Claims (as defined below), subject to adjustment as a result of the Subclass 4B Note Election described below. "Old Senior Note Claims" consist of claims for principal or interest through the Petition Date under the Applicant's existing
9 5/8% Senior Notes due 2004, 9 1/8% Senior Notes due 2004, 10 1/4% Senior Notes due 2006 and 10% Senior Notes due 2009 (collectively, the "Old Senior Notes"). Each holder of an allowed Old Subordinated Note Claim (as defined below) shall have the right to receive its pro rata share of up to $10 million of the Notes, which Notes would otherwise be distributed to the holders of Old Senior Note Claims in lieu of receiving common stock which they would otherwise receive under the Plan (the "Subclass 4B Note Election"). "Old Subordinated Note Claims" consist of claims for principal or interest through the Petition Date under the Applicant's outstanding 7% Convertible Subordinated Debentures due 2001. If holders of Old Subordinated Note Claims elect to receive any Notes pursuant the Subclass 4B Note Election, the principal amount of Notes to be received by holders of Old Senior Note Claims will be reduced on a pro rata basis by such amount and the holders of Old Senior Note Claims will receive common stock of the Applicant equal to the amount of common stock forsaken by the holders of Old Subordinated Note Claims in place of Notes.

     The Applicant believes that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and
(iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the issuance of securities contemplated by the Plan will satisfy the aforementioned requirements.

                                  AFFILIATIONS

3.       Affiliates.

(a) As of December 31, 2000, the major subsidiaries of the Applicant and the percent of voting securities owned by the immediate parent corporation of each subsidiary were as follows:

                                                            Percent of Voting
                                                           Securities Owned by
                                                            Immediate Parent
                                                            ----------------

Chiquita Brands, Inc.                                             100%
     American Produce Company                                     100%
     Chiquita Banana Company B.V.                                 100%
         Chiquita Finland Oy                                      100%
         Chiquita Italia, S.p.A.                                  100%
         Chiquita Tropical Fruit Company B.V.                     100%
     Chiquita Brands Company, North America                       100%
         CB Containers, Inc.                                      100%
         OV Containers, Inc.                                      100%
     Chiquita Citrus Packers, Inc.                                 80%
     Chiquita Compagnie des Bananes                               100%
     Chiquita Frupac Inc.                                         100%
     Chiquita Gulf Citrus, Inc.                                   100%
     Chiquita International Trading Company                       100%
         Chiquita Far East Holdings B.V.                          100%
         Chiquita International Limited                           100%
              Compania Bananera Atlantica Limitada                100%
              Great White Fleet Ltd.                              100%
                  BVS Ltd.                                        100%
                  CDV Ltd.                                        100%
                  CDY Ltd.                                        100%
                  CRH Shipping Ltd.                               100%
                  Danfund Ltd.                                    100%
                  Danop Ltd.                                      100%
                  DSF Ltd.                                        100%
                  GPH Ltd.                                        100%
                  Great White Fleet (US) Ltd.                     100%
                  NCV Ltd.                                        100%
                  Norvel Ltd.                                     100%
              Tela Railroad Company Ltd.                          100%
         M.M. Holding Ltd.                                        100%
     Chiquita Tropical Products Company                           100%
     Chiriqui Land Company                                        100%
     Compania Agricola del Guayas                                 100%
     Compania Agricola de Rio Tinto                               100%
     Compania Mundimar, S.A.                                      100%

     Friday Holdings, L.L.C.                                      100%
         Chiquita Processed Foods, L.L.C.                         100%
     Maritrop Trading L.L.C.                                      100%
     Progressive Produce Corporation                              100%


         The names of approximately 200 subsidiaries have been omitted. In the aggregate these subsidiaries, after excluding approximately 100 foreign subsidiaries whose immediate parents are listed above and which are involved in fresh foods operations, do not constitute a significant subsidiary. The consolidated financial statements of the Applicant include the accounts of the Applicant and controlled majority-owned subsidiaries.

(b) See Item 4 for directors and executive officers of the Applicant, some of whom may be deemed to be affiliates of the Applicant by virtue of their position, and Item 5 for owners of more than 10% of our voting securities, who may be deemed affiliates of the Applicant by virtue of their stock ownership.

                             MANAGEMENT AND CONTROL

4.       Directors and executive officers.

(a) Current directors and executive officers. The following table sets forth the names of and offices held by all current executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act) of the Applicant.

        Name                                Position
-----------------------    --------------------------------------------------

Carl H. Lindner            Chairman of the Board
Keith E. Lindner           Vice Chairman of the Board
Steven G. Warshaw          President and Chief Executive Officer
Robert W. Olson            Senior Vice President, General Counsel and Secretary
James B. Riley             Senior Vice President and Chief Financial Officer
William A. Tsacalis        Vice President and Controller
Robert F. Kistinger        President and Chief Operating Officer of Chiquita
                           Fresh Group and Chiquita Fresh Group - North America
Peter A. Horekens          President and Chief Operating Officer of Chiquita
                           Fresh Group - Europe

         The following are the current directors of Debtor: Carl H. Lindner, Keith E. Lindner, Rohit Manocha, Fred J. Runk, Gregory C. Thomas, William W. Verity, and Steven G. Warshaw.

         The mailing address for each director and executive officer is c/o Chiquita Brands International, Inc., 250 East Fifth Street, Cincinnati, Ohio 45202.

(b) Directors and executive officers as of the Effective Date. Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, as of the Effective Date, the initial principal officers of the Applicant shall be the principal officers of the Applicant immediately prior to the Effective Date. Following the Effective Date, the Applicant will have a seven person board of directors, initially consisting of Carl H. Lindner, Steven G. Warshaw, Morten Arntzen, Jeffrey D. Benjamin, Robert Fisher, Cyrus Friedheim and Roderick Hills.

5.       Principal owners of voting securities.

         As of December 31, 2001 the following persons owned an aggregate of 26,144,036 shares of common stock, constituting 33.4% of the common stock.

Carl H. Lindner
Carl H. Lindner III
S. Craig Lindner
Keith E. Lindner
American Financial Group, Inc. and its Subsidiaries ("AFG")
         One East Fourth Street
         Cincinnati, Ohio  45202

          Of this amount, 23,996,295 shares are owned by AFG; 2,130,406 shares are owned by Carl H. Lindner individually or in a trust for the benefit of his family (including 20,000 shares which Mr. Lindner has the right to acquire pursuant to vested stock options); and 17,335 shares are owned individually by Keith E. Lindner. Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner, Keith
E. Lindner and trusts for their benefit (collectively, the "Lindner Family") beneficially own approximately 43.5% of AFG's common stock and shares with AFG the power to vote and dispose of the Applicant's common stock owned by AFG.

         Based on the Applicant's limited knowledge of present holdings of interested claimants in the Bankruptcy Case, there is no person presently known to the Applicant who will own 10% or more of the Applicant's voting securities following the Effective Date.

                                  UNDERWRITERS

6.       Underwriters.

(a) The following persons acted as underwriters of the Applicant's 10% Senior Notes due 2009 issued in June 1999, which persons are the only underwriters of the Applicant's securities within the three years prior to the date of the filing of this Application:

         Lehman Brothers Inc.
         Salomon Smith Barney Inc.
         Banc Boston Robertson Stephens Inc.
         ING Baring Furman Selz LLC
         J.P. Morgan Securities Inc.
         Prudential Securities Incorporated
         Warburg Dillon Read LLC

         The mailing address for each of the underwriters named in connection with that offering was c/o Lehman Brothers Inc., Re: Chiquita Brands International, Inc. The current address of Lehman Brothers, Inc. is c/o Lehman Brothers, Sheraton Manhattan, 790 7th Avenue, New York, New York 10019.

(b) No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

7.     Capitalization.

(a) As of December 31, 2001, the Applicant had the following securities authorized and outstanding:

Title of Class                                                        Amount Authorized         Amount Outstanding
--------------                                                        -----------------         ------------------
Common Stock, $.01 par value .................................         200,000,000                78,273,183
Cumulative Preference Stock issuable in series, without par
value (4,000,000 authorized) .................................
  $2.50 Convertible Preference Stock, Series C ...............              84,371                    75,650
Non-Voting Cumulative Preferred Stock, issuable in
series, without par value (10,000,000 authorized).............
  $2.875 Non-Voting Cumulative Preferred Stock, Series A .....           2,875,000                 1,653,930
  $3.75 Convertible Preferred Stock, Series B ................           2,300,000                 1,168,700
9 5/8% Senior Notes due 2004 .................................        $250,000,000              $250,000,000
9 1/8% Senior Notes due 2004 .................................        $175,000,000              $175,000,000
10 1/4% Senior Notes due 2006 ................................        $150,000,000              $150,000,000
10% Senior Notes due 2009 ....................................        $275,000,000              $200,000,000
7% Convertible Subordinated Debentures due 2009 ..............        $138,000,000              $ 85,890,000

Following the Effective Date, the Applicant will have the following securities authorized and outstanding:

Title of Class                                                         Amount Authorized         Amount Outstanding
--------------                                                         -----------------         ------------------
Common Stock, par value $.01 /(1)(2)/ ........................          150,000,000                 40,000,000/(3)/
Notes ........................................................         $300,000,000               $250,000,000

_________________________
       (1) Pursuant to the Plan, on or as soon as practicable after the Effective Date, Warrants to purchase 13,333,333 shares of common stock will be issued. The Warrants will be exercisable at a price per share equal to the "Solvency Value". The Solvency Value is the value per share of the post-reorganization common stock that, when multiplied by the number of shares of common stock distributed to Holders of Old Senior Note Claims and Old Subordinated Note Claims (collectively, "Claims") (and after adding such amount to the face amount of the Notes), will equal the amount of such Claims for principal plus interest on such principal through the Effective Date. If the Effective Date had been December 31, 2001, the estimated exercise price of the Warrants would have been $18.76. The Solvency Value will be higher due to an increase in calculated interest on Claims because the Effective Date will be later than December 31, 2001 and will increase by approximately $0.18 per Warrant share for each month between December 31, 2001 and the Effective Date.

       (2) Pursuant to the Plan, following the Effective Date, it is anticipated that employee stock options exercisable for 5,925,926 shares of common stock will be outstanding.

       (3) Of the 40,000,000 shares, 39,200,000 shares will be issued on the Effective Date and 800,000 shares will be issued pursuant to an agreement that provides for deferred delivery of these shares.

(b)  Common Stock. Holders of common stock (prior to and following the Effective
     Date) are entitled to one vote per share for the election of directors and for other matters submitted to a vote of shareholders. Shares of Common Stock do not have cumulative voting rights.

     Preferred Stock. The Series A and Series B shares are non-voting. The holders of Series C shares have one vote per share, voting with the common stock in the election of directors and for other matters submitted to a vote of shareholders. If the Company fails to pay quarterly dividends on Series A, B and C shares for six quarters, the holders of such shares, voting as a class, have the right to elect two directors in addition to the regular directors.

                              INDENTURE SECURITIES

8.   Analysis of Indenture Provisions.

The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of the Indenture filed as Exhibit T3C-1 hereto. Capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.

(a)  Events of Default; Withholding of Notice

     The following events are defined in the Indenture as "Events of Default" with respect to each series of Senior Debt Securities to be issued under the Indenture, including the Notes: (i) default in the payment of any installment of interest on any notes in such series for 30 days after becoming due; (ii) default in the payment of the principal of (or premium, if any, on) any notes in such series when due; (iii) default in the performance of any other covenant contained in the terms of the notes in such series or the Indenture for a period of 60 days after written notice of such failure, requiring the Applicant to remedy the same, shall have been given to the Applicant by the Trustee or to the Applicant and the Trustee by the holders of 25% in aggregate principal amount of the notes in such series then outstanding; (iv) default shall have occurred under any agreements, indentures or instruments under which the Applicant or certain of its Subsidiaries then has outstanding Indebtedness in excess of $10 million in the aggregate and, if not already matured in accordance with its terms, such Indebtedness shall have been accelerated and such acceleration shall not have been rescinded or annulled within ten days after notice thereof shall have been given to the Applicant by the Trustee or to the Applicant and the Trustee by the holders of at least 25% in aggregate principal amount of the notes in such series then outstanding, provided, that if, prior to the entry of
                                       --------  ----
judgment in favor of the Trustee, such default under such indenture or instrument shall be remedied or cured by the Applicant or its Subsidiary, or waived by the applicable percentage of holders of such Indebtedness, then the Event of Default under the Indenture shall be deemed likewise to have been remedied, cured or waived; and provided, further, that if such default results
                               --------  -------
from an action of the United States government or a foreign government which prevents the Applicant or its Subsidiary from performing their obligations under such agreement, indenture or instrument, the occurrence of such default will not be an Event of Default under the Indenture; (v) one or more judgments, orders or decrees for the payment of money in excess of $10 million, either individually or in the aggregate, shall be entered against the Applicant or certain of its Subsidiaries and shall not be discharged, there shall have been a period of 60 days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect and there shall have been given written notice of the default to the Applicant by the Trustee or to the Applicant and the Trustee by the holders of 25% in aggregate principal amount of the notes in such series then outstanding; (vi) certain events of bankruptcy, insolvency or reorganization with respect to the Applicant or certain of its Subsidiaries shall have occurred; or (vii) failure by the Applicant to comply with its obligations under "Consolidation, Merger and Sale of Assets". If an Event of Default shall occur and be continuing with respect to a series of Senior Debt Securities, either the Trustee or the holders of at least 25% in principal amount of the outstanding notes in such series may declare the entire principal amount of the notes in such series to be immediately due and payable. If an Event of Default specified in clause (vi) above occurs with respect to the Applicant, the entire principal amount of the notes in such series shall ipso facto become due and payable.

Under the Indenture, the Applicant is required to furnish the Trustee annually a statement by certain officers of the Applicant to the effect that, to the best of their knowledge, the Applicant is not in default in the fulfillment of any of its obligations under the Indenture, or, if there has been a default in the fulfillment of any such obligation, specifying each such default.

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default with respect to any series of Senior Debt Securities, give the holders of the notes in such series notice of such default known to it (the term default to mean the events specified above without grace periods); provided that, except in the case of a default in the payment of principal of
-------- ----
(or premium, if any) or interest, if any, on any of the notes in such series, the Trustee shall be protected in withholding such notice if it in good faith determines the withholding of such notice is in the interest of the holders of the notes in such series.

     The holders of a majority in principal amount of the notes in any series of Senior Debt Securities outstanding have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to such series or exercising any trust or power conferred on the Trustee, and to waive certain defaults. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent Person would exercise or use under the circumstances in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of notes in any series of Senior Debt Securities unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request.

(b)  Authentication and Delivery of Notes; Use of Proceeds

     The Debt Securities shall be executed by or on behalf of the Applicant by its Chairman of the Board, a Vice Chairman of the Board, or its President or one of its Vice Presidents. The signatures of any of these officers may be manual or facsimile. If an Officer whose signature is on a Debt Security no longer holds that office at the time such Debt Security is authenticated, such Debt Security shall be valid nevertheless. A Debt Security shall not be valid until authenticated by the manual signature of the Trustee. The signature of the Trustee shall be conclusive evidence that a Debt Security has been authenticated in accordance with the terms of the Indenture. The Trustee, upon a Company Order, shall authenticate the Debt Securities to be issued under the Plan for original issue up to an aggregate principal amount of $300,000,000.

     The Notes shall be issuable only in denominations of $1,000 and integral multiples thereof.

     If the Applicant shall establish pursuant to Section 301 of the Indenture that the Debt Securities of a series are to be issued in whole or in part in the form of one or more Global Securities, then the Applicant shall execute and the Trustee shall, in accordance with Section 303 and the Applicant Order with respect to such series, authenticate and deliver one or more Global Securities in temporary or permanent form that (i) shall represent and shall be denominated in an amount equal to the aggregate principal amount of the Outstanding Debt Securities of such series to be represented by one or more Global Securities,
(ii) shall be registered in the name of the U.S. Depositary for such Global Security or Securities or the nominee of such depositary, and (iii) shall bear a legend substantially to the following effect: "This Debt Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary, unless and until this Debt Security is exchanged in whole or in part for Debt Securities in definitive form" and such other legend as may be required by the U.S. Depositary.

     There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued, as part of an exchange, as provided in the Plan.

(c)  Release and Substitution of Property Subject to the Lien of the Indenture

     The Notes are unsecured and, therefore, no property of the Applicant is subject to lien under the Indenture.

(d)  Satisfaction and Discharge

     The Indenture provides that the Applicant shall be discharged from its obligations under the Notes (with certain exceptions) at any time prior to the stated maturity or redemption thereof when (i) the Applicant has deposited with the Trustee, in trust, sufficient funds to pay the principal of (and premium, if any) and interest, if any, to stated maturity (or to redemption date) on, the Notes, (ii) the Applicant has paid all other sums payable with respect to the Notes and (iii) certain other conditions are met. Upon such discharge, the holders of the Notes shall no longer be entitled to the benefits of the Indenture, except for certain rights, including registration of transfer and exchange of the Notes, and shall look only to such deposited funds.

(e) Evidence Required to be Furnished by the Applicant to the Trustee as to Compliance with the Conditions and Covenants Contained in the Indenture

     The Applicant shall deliver to the Trustee, within 120 days after the end of each fiscal year, a written statement signed by specified officers of the Applicant stating that a review of the activities of the Applicant during the preceding fiscal year has been made under the supervision of the signing officers, and further stating, as to each such officer, that to the best of his or her knowledge the Applicant is not in default in the fulfillment of any of its obligations under the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and the nature and status thereof). In addition, the Applicant shall file such annual and periodic reports and certificates with the Trustee and/ or with the Commission and/or the holders of the Notes as are required by Section 314(a) of the Trust Indenture Act.

9.   Other obligors.

     The Applicant is the sole obligor of the Notes.

     Contents of application for qualification. This application for qualification comprises (a) pages numbered 1 to 9, consecutively, (b) the statement of eligibility of the trustee under the indenture to be qualified, and
(c) the following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee. The Company is not incorporating any of such exhibits by reference into any of its filing under the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended.

T3A Second Restated Certificate of Incorporation of Chiquita Brands International, Inc., filed as Exhibit 3(a) to Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, as amended by: (1) the Certificate of Amendment establishing the terms of the Series B Preferred Stock, filed as Exhibit 3(a) to Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; (2) the Second Certificate of Amendment establishing the terms of the Series C Preference Stock, filed as Exhibit 3.1 to Current Report on Form 8-K dated September 15, 1997; (3) the Third Certificate of Amendment increasing the number of authorized shares and changing the title and par value of the common stock, filed as Exhibit 4 to Amendment No. 1 to Form 8-A dated June 18, 1998; and (4) the Fourth Certificate of Amendment reducing the number of shares designated as Series C Preference Stock, filed as
          Exhibit 5 to Amendment No. 1 to Form 8-A dated June 18, 1998.
T3B By-laws of Chiquita Brands International, Inc., filed as Exhibit 3-b to Annual Report on Form 10-K for the year ended December 31, 1992.
T3C-1 Form of Indenture, to be dated as of March 15, 2002, by and between Chiquita Brands International, Inc. and the Trustee to be named therein.
T3C-2     Certificate of Terms, to be dated as of the Effective Date, adopted by Chiquita Brands International, Inc. relating to the Notes (to be filed by amendment).

T3D     Not applicable.
T3E-1 First Amended Disclosure Statement For Plan of Reorganization of Chiquita Brands
        International, Inc. under Chapter 11 of the Bankruptcy Code.
T3E-2   First Amended Plan of Reorganization of Chiquita Brands International,
        Inc.
T3F A cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 313(a), inclusive, of the Trust Indenture Act (to be included in Exhibit T3C-1).

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Chiquita Brands International, Inc., a corporation organized and existing under the laws of the State of New Jersey, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Cincinnati and State of Ohio, on the 25th day of January, 2002.


(Seal)                            By              /s/ Robert W. Olson
                                      -----------------------------------------
                                                    Robert W. Olson
                                         Senior Vice President, General Counsel
                                                     and Secretary



                                  By             /s/ William A. Tsacalis
                                       ----------------------------------------
                                                    William A. Tsacalis
                                               Vice President and Controller

                                  Exhibit Index

Exhibit
Number                               Description
------                               -----------

T3A Second Restated Certificate of Incorporation of Chiquita Brands, International, Inc., filed as Exhibit 3(a) to Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, as amended by: (1) the Certificate of Amendment establishing the terms of the Series B Preferred Stock, filed as Exhibit 3(a) to Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; (2) the Second Certificate of Amendment establishing the terms of the Series C Preference Stock, filed as Exhibit 3.1 to Current Report on Form 8-K dated September 15, 1997;
        (3) the Third Certificate of Amendment increasing the number of authorized shares and changing the title and par value of the common stock, filed as Exhibit 4 to Amendment No. 1 to Form 8-A dated June 18, 1998; and (4) the Fourth Certificate of Amendment reducing the number of shares designated as Series C Preference Stock, filed as Exhibit 5 to Amendment No. 1 to Form 8-A dated June 18, 1998.
T3B By-laws of Chiquita Brands International, Inc., filed as Exhibit 3-b to Annual Report on Form 10-K for the year ended December 31, 1992.
T3C-1 Form of Indenture, to be dated as of March 15, 2002, by and between Chiquita Brands International, Inc. and the Trustee to be named therein.
T3C-2 Certificate of Terms, to be dated as of the Effective Date, adopted by Chiquita Brands International, Inc. relating to the Notes (to be filed by amendment).
T3D     Not applicable.
T3E-1 Disclosure Statement For Plan of Reorganization of Chiquita Brands International, Inc. under Chapter 11 of the Bankruptcy Code.
T3E-2   Plan of Reorganization of Chiquita Brands International, Inc.
T3F A cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 313(a), inclusive, of the Trust Indenture Act (to be included in Exhibit T3C-1).
25.1    Statement of Eligibility of Trustee on Form T-1 (to be filed by amendment).